UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 2)*

Visualant, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928449107
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 928449107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 809,567
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 809,567
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,567
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928449107	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 809,567
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 809,567
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,567
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928449107	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 809,567
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 809,567
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,567
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928449107	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Visualant, Inc. beneficially owned by the Reporting Persons specified herein as of January 31, 2013 and amends and supplements the Schedule 13G dated as of May 19, 2011 and filed by the Reporting Persons on May 27, 2011 and amended on February 14, 2012 (“Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a). Name of Persons Filing:

Gemini Master Fund, Ltd.
Gemini Strategies LLC, Inc.
Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd.  Gemini Strategies LLC, Inc. is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the president of Gemini Strategies LLC, Inc.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies LLC, Inc. or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Address for Gemini Master Fund, Ltd.:  c/o Appleby Trust (Cayman) Ltd., Clifton House, P.O. Box 1350, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands.
Address for all other filers:  c/o Gemini Strategies LLC, Inc., 619 South Vulcan, Suite 203, Encinitas, CA 92024.

Item 2(c). Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.
Gemini Strategies LLC, Inc. was formed under the laws of the State of Nevada.
Steven Winters is a United States citizen.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 809,567 shares of Common Stock as of January 31, 2013

(b)	Percent of Class: 0.9%

Based upon 94,428,058 shares of Common Stock outstanding as of January 11, 2013, as reported in the Issuer’s most recent proxy statement filed on such date.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 809,567

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 809,567

As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies LLC, Inc., in its capacity as investment manager for Gemini Master Fund, Ltd., is the beneficial owner of any securities or that Steven Winters, in his capacity as president of Gemini Strategies LLC, Inc., is the beneficial owner of any securities.  Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of any securities of the issuer held by Gemini Master Fund, Ltd.

CUSIP No. 928449107	13G	Page 6 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10. Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES LLC, INC., as investment manager

	By:	/s/ Steven Winters
Name: Steven Winters
Title: President

GEMINI STRATEGIES LLC, INC.

	By:	/s/ Steven Winters
Name: Steven Winters
Title: President

/s/ Steven Winters
Steven Winters